Filed by NYSE Euronext, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Subject Companies:
NYSE Group, Inc.
(Commission File No. 001-32829)
Euronext N.V.

November 30, 2006

Extraordinary General Meeting of Shareholders (EGM) of Euronext N.V. to be held at the Hotel Okura Amsterdam,
Ferdinand Bolstraat 333, Amsterdam, the Netherlands, at 11am CET on Tuesday 19 December 2006.
Registration will take place between 9.45am and 10.45am CET.

Notice convening the Extraordinary General Meeting of Shareholders of Euronext N.V.

Agenda
I. Opening
2. Appointment of a secretary for the meeting

3.     Discussion and approval of the Combination Agreement by and among NYSE Group, Inc., Euronext N.V., NYSE Euronext, Inc. and Jefferson Merger Sub, Inc. dated as of 1 June 2006, as amended and restated as of 24 November 2006, and the transactions contemplated thereby, including the post-closing reorganisation as described therein

4. (a) Appointment of (i) Mr Rijnhard de Beaufort and (ii) Mr René Barbier de La Serre as members of the Supervisory Board of Euronext N.V.

(b)   Designation of Mr Rijnhard de Beaufort and Mr René Barbier de La Serre, in each case effective as of the date of his appointment as Supervisory Board member, as special representatives of Euronext N.V. within the meaning of Article 146, second sentence, of Book 2 of the Dutch Civil Code, each with the power to act individually, in all transactions contemplated by or resulting from the Combination Agreement

5. Close

Euronext is an international company and its corporate language is English. The EGM will therefore be conducted in English, but French and Dutch translations will be available during the meeting. The complete agenda (including explanatory notes) as well as the Shareholder Circular referred to therein have been published on Euronext’s website (www.euronext.com) and are available for inspection by the shareholders at the registered office of Euronext N.V., Beursplein 5, Amsterdam, the Netherlands.

Copies of the printed versions of the meeting papers will be available free of charge at the registered office of Euronext N.V., (Beursplein 5, Amsterdam), and at the offices of Euronext Paris (39, rue Cambon, Paris), Euronext Brussels (Palais de la Bourse / Beurspaleis, Place de la Bourse / Beursplein, Brussels), Euronext.liffe (Cannon Bridge House, 1 Cousin Lane, London) and Euronext Lisbon (Avenida da Liberdade, no 196 — 7o Piso, Lisbon), and at the offices of Fortis Bank Amsterdam (Rokin 55, 1012 KK Amsterdam), Fortis Bank Brussels (Rue Montagne du Parc 3 / Warandeberg 3, 1000 Brussels) and Caceis Corporate Trust (14, rue Rouget de Lisle — 92130 Issy-les-Moulineaux, France).

Euronext N.V. shares can be held in two ways:

•      as registered shares (the shareholders are included in the company’s shareholders’ register); or

•      in an account with an account holder or intermediary through Eurodear France S.A. (In this case, the shares are included in the company’s shareholders’ register in the name of Eurodear France S.A).

Under the articles of association of Euronext N.V., only shareholders included in the shareholders’ register of Euronext N.V. are permitted to attend and vote at the EGM. They may alternatively be represented by a proxy authorised by them in writing.

Record date

The Managing Board has decided that the persons entitled to attend and cast votes at this EGM will be those who were recorded as having those rights on Tuesday 12 December 2006 after the closing of the books (the record date), regardless of whether they are shareholders at the time of the EGM. As a result, share blocking is not necessary.

Registered shareholders

All registered shareholders will receive a letter from the company by post containing an invitation to the EGM, details of the procedures for registering, the agenda for the EGM as well as the Shareholder Circular. To be eligible to exercise voting rights in person at the EGM, registered shareholders must complete and sign the attendance form they receive with the invitation and return it to Netherlands Management Company B.V. (NMC), Euronext’s registrar, by 11.59pm CET on Friday 15 December 2006. NMC’s timely receipt of the completed and signed form will constitute notice to the company of the registered shareholder’s intention to exercise voting and meeting rights. Registered shareholders who wish to be represented by a third party at the EGM must complete and sign an attendance form and an authorised attorney form and return them to NMC by 11.59pm CET on Friday 15 December 2006. NMC’s timely receipt of the completed and signed forms will constitute notice to the company of the registered shareholder’s intention to be represented by a third party.

Shareholders holding their shares through Euroclear France S.A.

Shareholders holding their shares through Euroclear France S.A. are not included in Euronext’s shareholders’ register. If they wish to attend the EGM or have themselves represented by a third party, they must obtain a power of attorney from Euroclear France S.A.They can do this by obtaining a ‘Request for power of attorney’ form from their intermediary. Shareholders should return their completed and signed forms to their intermediary, which in turn should ensure that the forms are received by Euronext’s global or local registration agent by 11.59pm CET on Friday 15 December 2006. After obtaining a power of attorney, such shareholders will have the right to attend or be represented at the EGM and exercise the voting and meeting rights attached to their Euronext shares.

If shareholders holding their shares through Euroclear France S.A. want Euroclear France S.A. to vote on their behalf, they should provide Euroclear France S.A. with voting instructions for the EGM using a ‘Voting instruction form’, which they can obtain from their intermediary at their request. Shareholders should return their completed and signed forms to their intermediary, which in turn should ensure that the forms are received by Euronext’s global or local registration agent by 11.59pm CET on Friday 15 December 2006. Euroclear France S.A. will represent these shareholders at the EGM to exercise the voting rights attached to their Euronext shares.

Shareholders holding their shares through Euroclear France S.A. may also transfer their shares in their own name in order to be registered in the company’s shareholders’ register. To do this, they should contact NMC before the record date.

Registration and identification of persons attending the EGM

On the day of the EGM, registration will take place between 9.45am and 10.45am. Once the meeting has started, registration will no longer be possible. Those entitled to attend the EGM will be required to present proof of their identity when registering.

Information for shareholders, global and local registration agent

For further information and documentation, please contact Euronext’s global registration agent, Fortis Bank (Kilian Steen, tel. +31 20 527 2445, fax +31 20 5271935, email kilian.steen@nl.fortis.com), or Euronext’s local registration agent in France, Caceis Corporate Trust (Evelyne Lefort, tel. +33 1 5778 3240, fax +33 1 5778 3213, email evelyne.lefort@caceis.com), or Fortis Bank in Belgium (Lieve Roelant, tel. +32 2 565 5449, fax +32 2 565 5340, email generalassembly@fortis.com).

Registrar

Euronext N.V.’s registrar is Netherlands Management Company B.V. (NMC), Locatellikade l, 1076 AZ Amsterdam, the Netherlands (tel. +31 20 5757124, fax +31 20 4206 190). The contact person is Saskia Engel.

Webcast

The EGM will be broadcast live over the internet (www.euronext.com, investor relations section).

30 November 2006

[Euronext logo]

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NP           Financial Information Euronext N.V.
                Email: euronext-investor-relations a euronext.com - Internet: www.euronext.com

Additional Information About a Pending Transaction

In connection with the proposed business combination transaction between NYSE Group and Euronext, a newly formed holding company, NYSE Euronext, has filed with the SEC a Registration Statement on Form S-4 (File No. 333-137506) (the “S-4”) that includes preliminary versions of the following documents: a proxy statement of NYSE Group, a shareholder circular of Euronext, and an exchange offer prospectus, each of which constitutes a prospectus of NYSE Euronext. NYSE Euronext has also filed the final NYSE Group proxy statement/prospectus and the final Euronext shareholder circular/prospectus. The parties will file other relevant documents concerning the proposed transaction with the SEC, including the final exchange offer prospectus to the Euronext shareholders, which is intended to be mailed to Euronext investors.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS, SHAREHOLDER CIRCULAR/PROSPECTUS AND EXCHANGE OFFER PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION, WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

You may obtain a free copy of the S-4 and the final proxy statement/prospectus, shareholder circular prospectus, and exchange offer prospectus, and other related documents filed by NYSE Group and NYSE Euronext with the SEC at the SEC’s Web site at www.sec.gov. The final proxy statement/prospectus, shareholder circular/prospectus, and exchange offer prospectus, and the other documents may also be obtained for free by accessing Euronext’s Web site at http://www.euronext.com.